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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                  FORM 12b-25


                                                  Commission file number 0-17756
                                                                         -------


                          NOTIFICATION OF LATE FILING


(Check One):  [x] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-QSB
              [ ] Form N-SAR


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


[ ] Transition Report on Form 10-KSB    [ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                        PART I.  REGISTRANT INFORMATION


Full name of registrant   Consulier Engineering, Inc.
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Former name if applicable    N/A
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Address of principal executive office (Street and number)

                         169 Tequesta Drive, Suite 31E
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City, State and Zip Code    Tequesta, FL  33469
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                       PART II.  RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-KSB, 11K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Due to problems associated with the software conversion of the principal subsidiary, Southeast Automotive Acquisition Corporation's accounting systems, the Annual Report on Form 10-KSB was not delivered to the Company's public accountants in time for them to complete their quality review procedures in order to release their audit opinion.


                          PART IV.  OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

        Ralph D. Butler                           (561)          745-9149
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        (Name)                                  (Area Code) (Telephone number)

   (2) Have other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x] yes  [ ] No






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   (3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?

                                                                [ ] Yes [x] No

     If so: attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Consulier Engineering, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      March 26, 1997     By   /s/ Ralph D. Butler
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                               Ralph D. Butler
                               Chief Financial Officer, Secretary and Treasurer





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IBDO        BDO Seidman, LLP                Centurion Plaza
            Accountants and Consultants     1601 Forum Place, Suite 904
                                            West Palm Beach, Florida 33401-2122
                                            Telephone: (561) 688-1000
                                            Fax: (561) 688-1848



March 31, 1997


U.S. Securities and Exchange Commission
Washington, D.C. 20549



                       Re:    Consulier Engineering Inc.
                              File No. 0-17756


Gentlemen:

We are in agreement with the statement made by the above referenced company as shown in Part III of Form 12b-25, Amendment No. 1.




/s/ BDO Seidman, LLP

BDO Seidman, LLP